FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except earnings per ADR)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

Net Sales	$ 812.6	$ 631.3	$ 2,334.4	$ 1,748.4
Cost of Sales	435.4	360.7	1,248.5	992.2
Gross Profit	377.2	270.6	1,085.9	756.2
Research and development expenses:
Total expenses	61.6	46.5	166.2	131.3
Less - participations and grants	6.8	5.9	16.5	18.8
	54.8	40.6	149.7	112.5
Selling, general and administrative expenses	125.3	106.8	377.9	297.6
	197.1	123.2	558.3	346.1
Income from GlaxoSmithKline litigation settlement	-	-	100.0	-
Restructuring expenses	-	-	7.4	-
Operating income	197.1	123.2	650.9	346.1
Financial expenses - net	1.2	8.5	14.1	18.1
Income before income taxes	195.9	114.7	636.8	328.0
Income taxes	39.1	18.2	131.7	53.9
	156.8	96.5	505.1	274.1
Share in profits of associated companies - net	0.4	0.1	0.6	0.8
Minority interests in profits of subsidiaries - net	(0.6)	(0.3)	(1.0)	(1.1)
Net income	$ 156.6	$ 96.3	$ 504.7	$ 273.8

Earnings per ADR:
Basic	$ 0.59	$ 0.37	$ 1.90	$ 1.04
Diluted	$ 0.53	$ 0.36	$ 1.77	$ 1.02

Weighted average number of ADRs (in millions):
Basic	265.9	264.6	265.5	264.4
Diluted	305.9	281.4	291.2	280.6

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 30,	December 31,
	2003	2002
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	$ 800.1	$ 809.9
Short-term investments	324.9	235.7
Accounts receivable:
Trade	894.3	855.8
Other	274.1	218.9
Inventories	948.3	781.1
Total current assets	3,241.7	2,901.4
Investments and other assets	527.2	313.5
Property, plant and equipment, net	768.4	675.4
Intangible assets and debt issuance costs, net	271.7	176.2
Goodwill	617.4	560.3
Total assets	$ 5,426.4	$ 4,626.8

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
Short-term credit	$ 232.3	$ 176.1
Accounts payable and accruals	956.2	785.7
Convertible senior debentures	926.5	562.4
Total current liabilities	2,115.0	1,524.2
Long-term liabilities:
Deferred income taxes	36.6	43.7
Employee related obligations	71.2	63.2
Loans and other liabilities	359.7	351.4
Convertible senior debentures	450.0	810.0
Total long-term liabilities	917.5	1,268.3
Total liabilities	3,032.5	2,792.5
Minority interests	6.1	4.9
Shareholders` equity:
Ordinary shares of NIS 0.10 par value;
September 30, 2003 and December 31, 2002:
authorized - 999.6 million shares; issued and
outstanding - 264.2 million shares and
263.2 million shares, respectively	34.0	33.9
Additional paid-in capital	499.1	481.5
Deferred compensation	(0.1)	(0.1)
Retained earnings	1,794.2	1,345.7
Accumulated other comprehensive income	110.7	17.3
Cost of company shares held by subsidiaries - September 30, 2003 and December 31, 2002 - 4.4 million ordinary shares
and 4.6 million ordinary shares, respectively	(50.1)	(48.9)
Total shareholders` equity	2,387.8	1,829.4
Total liabilities and shareholders` equity	$ 5,426.4	$ 4,626.8

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Cash flows from operating activities:
Net Income	$ 156.6	$ 96.3	$ 504.7	$ 273.8
Adjustments to reconcile net income to net cash
provided by operating activities:
Income and expenses not involving cash flows*	41.8	21.1	(14.7)	57.7
Changes in certain assets and liabilities	(60.0)	(25.0)	(49.9)	(6.1)
Net cash provided by operating activities	138.4	92.4	440.1	325.4

Cash flows from investing activities:
Purchase of property, plant and equipment	(57.9)	(40.9)	(142.5)	(109.9)
Acquisition of subsidiaries	(8.0)	(3.7)	(8.0)	(157.3)
Acquisition of intangible assets	(3.4)	(7.6)	(13.4)	(15.9)
Proceeds from sale of property, plant and equipment	0.7	1.7	1.2	13.5
Acquisition of long-term investments and other assets	(160.1)	(27.9)	(331.7)	(189.4)
Proceeds from sale of long term investments	5.0	-	63.4	4.0
Net decrease (increase) in short-term investments	15.3	(198.7)	(26.2)	(178.3)
Net cash used in investing activities	(208.4)	(277.1)	(457.2)	(633.3)

Cash flows from financing activities:
Proceeds from exercise of options by employees	8.4	2.1	25.2	4.7
Cost of acquisition of Company shares, net of proceeds from sale	(0.9)	(3.7)	(1.2)	(6.3)
Long-term loans received	**	-	**	4.8
Discharge of long-term loans and other long-term liabilities	(3.6)	(18.3)	(7.3)	(19.1)
Net increase (decrease) in short-term credit	2.2	15.1	35.0	(44.1)
Dividends paid	(19.1)	(11.7)	(56.1)	(35.1)

Net cash used in financing activities	(13.0)	(16.5)	(4.4)	(95.1)
Translation differences on cash balances of certain subsidiaries	3.8	(3.3)	11.7	5.9
Net decrease in cash and cash equivalents	(79.2)	(204.5)	(9.8)	(397.1)
Balance of cash and cash equivalents at beginning of period	879.3	576.3	809.9	768.9
Balance of cash and cash equivalents at end of period	$ 800.1	$ 371.8	$ 800.1	$ 371.8

*	In connection with the settlement agreement with GlaxoSmithKline ("GSK") the Company received product rights relating to Purinethol® and recorded a one-time non cash income of $100 million (before taxes) representing the value of the product rights, see Note 10.
**	Represents an amount of less than $0.1 million.

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Teva Pharmaceutical Industries Limited (the "Company" or "Teva").  These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company`s audited financial statements included in the Company`s report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.  The results of operations for the three months and nine months ended September 30, 2003 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Earnings per American Depository Receipt ("ADR"):

Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares and ordinary "A" shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR for the third quarter of 2003, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (1) the conversion of all three series of convertible senior debentures outstanding, using the if-converted method, by adding to net income finance expenses on these debentures, net of tax, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures. As the conditions for conversion of the debentures due 2021and 2022 were satisfied only in the third quarter of 2003, in computing diluted earnings per ADR for the nine months ending September 30, 2003 the potential dilution of these debentures was taken into account for a proportionate period only; and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

Note 3 - Subsequent events:

On September 25, 2003, the Company announced that a wholly owned subsidiary has called for redemption, on October 15, 2003, the convertible senior debentures due 2005 issued by the Company. Subsequent to September 30, 2003 and through October 15, 2003, holders of substantially all of such debentures requested the conversion of their debentures into the Company`s ADRs, in accordance with the conditions set forth in the Offering Memorandum. As a result, approximately 12.8 million ADRs were issued to the holders of these debentures.

Subsequent to September 30, 2003, the Company and SICOR Inc.("SICOR"), a U.S. pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals, jointly announced that they have signed a definitive agreement providing for the acquisition of SICOR by Teva. Under the terms of the agreement, each share of SICOR common stock will be exchanged for $16.50 in cash and 0.1906 Teva ADRs. The total consideration for the acquisition is approximately $3.4 billion.

The closing of the transaction is subject to approval by the holders of a majority of SICOR`s Common Stock and clearance under the Hart-Scott-Rodino Antitrust Improvements Act and comparable antitrust notification statutes in Mexico and Lithuania, and is expected to be completed during the first quarter of 2004.

Rakepoll Finance N.V. and Mr. Carlo Salvi, who together hold approximately 19% of the outstanding stock of SICOR, have entered into an agreement with Teva under which they have agreed to vote all of their shares in favor of the proposed transaction.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 4 - Stock based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income and earning per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
In millions, except earnings per ADR
Net income, as reported	$ 156.6	$ 96.3	$ 504.7	$ 273.8
Add: amortization of deferred compensation related to
employee stock option plans, included in condensed
consolidated statements of income, net of related tax
Effect	*	*	*	*
Deduct: amortization of deferred compensation,
at fair value, net of related tax effect	14.2	14.4	42.0	44.6
Pro forma net income	$ 142.4	$ 81.9	$ 462.7	$ 229.2
Earnings per ADR
Basic - as reported	$ 0.59	$ 0.37	$ 1.90	$ 1.04
Basic - pro forma	$ 0.54	$ 0.31	$ 1.74	$ 0.87
Diluted - as reported	$ 0.53	$ 0.36	$ 1.77	$ 1.02
Diluted - pro forma	$ 0.48	$ 0.30	$ 1.63	$ 0.85

* Represents an amount of less than $0.1 million

NOTE 5 - Inventories:

Inventories consisted of the following:

	September 30, 2003	December 31, 2002
	Unaudited	Audited

Raw and packaging materials	$ 253.4	$ 210.8
Products in process	161.6	133.4
Finished products	434.4	370.4
Purchased products	74.9	60.1
	924.3	774.7
Materials in transit and payments on account	24.0	6.4
	$ 948.3	$ 781.1

NOTE 6 - Comprehensive income:

Comprehensive income for the Company is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net income	$ 156.6	$ 96.3	$ 504.7	$ 273.8
Other comprehensive income, net of tax:
Realized gain on available-for-sale securities-net	-	0.7	-	2.8
Unrealized gain (loss) from available-for-sale securities-net	(1.6)	(3.9)	10.2	(10.0)
Translation of non-dollar-currency financial
statements of subsidiaries and associated companies	41.7	(12.4)	83.2	40.5
Total comprehensive income	$ 196.7	$ 80.7	$ 598.1	$ 307.1

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 7 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
Three month period ended September 30, 2003:
Net sales:
To unaffiliated customers	$ 712.9	$ 94.8	$ 4.9	$ 812.6
Intersegment	0.1	64.5	0.3	64.9
Total net sales	$ 713.0	$ 159.3	$ 5.2	$ 877.5
Operating income	$ 134.7	$ 60.7	$ (0.4)	$ 195.0
Assets (at end of period)	$ 2,363.5	$ 537.9	$ 26.5	$ 2,927.9
Goodwill (at end of period)	$ 593.0	$ 24.4	$ -	$ 617.4
Depreciation and amortization of segment assets	$ 26.7	$ 12.2	$ 0.7	$ 39.6

Three month period ended September 30, 2002:
Net sales:
To unaffiliated customers	$ 555.6	$ 71.3	$ 4.4	$ 631.3
Intersegment	-	49.5	0.3	49.8
Total net sales	$ 555.6	$ 120.8	$ 4.7	$ 681.1
Operating income	$ 100.6	$ 46.0	-	$ 146.6

Nine month period ended September 30, 2003:
Net sales:
To unaffiliated customers	$ 2,044.3	$ 276.0	$ 14.1	$ 2,334.4
Intersegment	0.1	220.9	0.7	221.7
Total net sales	$ 2,044.4	$ 496.9	$ 14.8	$ 2,556.1
Operating income**	$ 504.6	$ 198.1	$ 0.1	$ 702.8
Assets (at end of period)	$ 2,363.5	$ 537.9	$ 26.5	$ 2,927.9
Goodwill (at end of period)	$ 593.0	$ 24.4	$ -	$ 617.4
Depreciation and amortization of segment assets	$ 68.4	$ 25.7	$ 1.9	$ 96.0

Nine month period ended September 30, 2002:
Net sales:
To unaffiliated customers	$ 1,549.8	$ 184.9	$ 13.7	$ 1,748.4
Intersegment	0.1	145.3	0.7	146.1
Total net sales	$ 1,549.9	$ 330.2	$ 14.4	$ 1,894.5
Operating income	$ 278.2	$ 137.7	$ 0.5	$ 416.4

* Active Pharmaceutical Ingredients

** Operating income for the nine month periods ended September 30, 2003 of the pharmaceutical and API segments, includes an amount of  $100 million income from GSK litigation settlement, and $7.4 million restructuring expense, respectively.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Operating income:
Total operating income of reportable Segments	$ 195.4	$ 146.6	$ 702.7	$ 415.9
Other	(0.4)		0.1	0.5
Amounts not allocated to segments:
Profits not yet realized	14.1	(9.8)	(13.7)	(37.0)
General and administration expenses	(11.2)	(10.5)	(34.3)	(26.1)
Other expenses	(0.8)	(3.1)	(3.9)	(7.2)
Financial expenses - net	(1.2)	(8.5)	(14.1)	(18.1)
Consolidated income before income taxes	$ 195.9	$ 114.7	$ 636.8	$ 328.0

September 30, 2003
Assets:
Total assets of reportable segments	$ 2,901.4
Total goodwill of reportable segments	617.4
Other assets	26.5
Elimination of inter segment balances	(7.2)
Elimination of inter segment unrealized income	(82.0)
Assets not allocated to segments:
Current assets	1,399.1
Investments and other assets	527.2
Property, plant and equipment	32.5
Debt issuance costs	11.5
$ 5,426.4

NOTE 8 - Commitments and contingencies:

On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen.  The district court ruled that the U.S. patent is invalid as obvious.  The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®.  2002 annual sales of the branded product in the U.S. were estimated to be approximately $108 million.  In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg.  Knoll has appealed the district court's judgment and that appeal is pending.  Although Teva believes that the findings of fact and legal conclusions of the district court are well founded and that the decision will be upheld, were Knoll to be successful in its appeal, Teva could be required to pay damages to Knoll related to the sales of Teva`s Hydrocodone Bitartrate and Ibuprofen Tablets and enjoined from selling that product. No provision for this matter has been included in the accounts.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian Generic Drug Manufacturers, including Novopharm Limited ("Novopharm"), a Teva subsidiary.  The claims seek to proceed with a class action for damages based on alleged marketing practices of Generic Drug Manufacturers in the Province of Quebec.  In Quebec, a class action cannot be instituted without court approval and Novopharm intends to contest the authorization of both as class actions.   In addition, Novopharm has been advised by counsel that it has meritorious defenses and intends to defend these cases vigorously.  No provision for this matter has been included in the accounts.

On March 24, 2003, Teva USA obtained summary judgment from the U.S. District Court for the District of New Jersey, which held that Teva USA`s Moexipril Hydrochloride Tablets did not infringe a U.S. patent licensed by Warner Lambert Company to  Schwarz Pharma, Inc. and Schwarz Pharma AG, which market their moexipril formulation as Univasc.  In May 2003, following FDA approval, the Company launched its product, Moexipril Hydrochloride, 7.5 mg./15 mg.  Schwarz Pharma has appealed the District Court`s judgment and the appeal is pending.  Teva believes that the findings of fact and legal conclusions of the District Court are well founded and that the decision will be upheld.  Were any of the plaintiffs to be successful in their appeal, the case would be remanded to the District Court for further proceedings.  If it is found that Teva USA infringes the patent, it could be required to pay damages to the plaintiffs related to the sales of moexipril hydrochloride tablets and be enjoined from selling that product.  No provision for this matter has been included in the accounts.

In May 2003, Teva USA accepted service in U.S., ex rel. King v. Alcon Laboratories, Inc., et al., a qui tam action, filed in U.S. District Court for the Northern District of Texas, against 28 pharmaceutical companies, comprising a substantial portion of the U.S. pharmaceutical industry.  The Complaint, brought by an individual on behalf of the United States pursuant to provisions of the federal False Claims Act, alleges that defendant pharmaceutical companies defrauded the United States government by selling products to the United States and its instrumentalities that were not manufactured in full compliance with FDA Current Good Manufacturing Processes, and were therefore adulterated within the meaning of the Food and Drug Act.  The Complaint seeks the recovery of $30 billion collectively from defendants.  The United States Department of Justice has twice declined to intervene in the lawsuit to pursue the claims directly on behalf of the United States.  Teva believes that the action is without merit as to it and will defend the action vigorously.  No provision for this matter has been included in the accounts.

As of June 30, 2003, Biovail Corporation International and Teva USA entered into a settlement with Bayer AG, Bayer Corporation, and Pfizer Inc. of all patent litigation pending among them regarding Biovail`s Nifedipine Extended Release Products.  Pursuant to that settlement, the parties to the nifedipine patent litigations pending in the U.S. District Court for the District of Puerto Rico filed a stipulation with the Court on July 16, 2003, which was signed by the Court on July 23, 2003, dismissing each of the pending matters regarding Biovail`s Nifedipine Extended Release Products.

On September 25, 2003, the Attorney General of the Commonwealth of Massachusetts filed a lawsuit in the U.S. District Court in Boston against thirteen leading manufacturers of generic drugs, including Teva USA.  The lawsuit alleges that the defendants failed to comply with Medicaid rules and regulations pertaining to the reporting of prices for pharmaceutical products, resulting in inflated reimbursements to the businesses that provide such products to eligible consumers.  Teva USA`s last date to respond to the complaint is January 15, 2004. Although this proceeding is in the early stages, based on Teva`s preliminary investigation of this matter, Teva believes that it has meritorious defenses to the charges against it and will defend the action vigorously.  No provision for this matter has been included in the accounts.

NOTE 9 - Cooperation agreement:

In May 2003, the Company entered into a cooperation agreement with a Japanese company,  Eisai Co. Ltd. ("Eisai"), for the global co-development and  for the co-promotion in the U.S. market of rasagline for several indications for the treatment of Parkinson and Alzheimer diseases.  Other provisions of the agreement relate to additional funding  by Eisai of certain development activities relating to the products.  Such additional funding is being made under certain conditions up to a maximum amount, as stipulated in the agreement.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 10 - Income from GlaxoSmithKline litigation settlement:

On April 30, 2003, GSK and Teva announced the settlement of all litigation pending between them relating to the patent actions regarding Nabumetone, the generic version of GSK's Relafen® and the antitrust claims asserted by the Company related to such patent litigation. Following the settlement with GSK,  effective June 30, 2003, the Company received all product rights relating to Purinethol® for the United States, Puerto Rico and Canada.  In connection with this transaction, the Company recorded in the period ended September 30, 2003 a one-time income of $100 million, before taxes, representing the value of the product rights to Purinethol® as determined by an independent appraiser.

NOTE 11 - Restructuring expenses:

During the nine months ended September 30, 2003 the Company resolved to close one of its Active Pharmaceutical Ingredients plants in Israel and transfer the production of this plant to another location.  As a result, the Company recorded an impairment charge relating to property, plant and equipment in the amount of $7.4 million.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva`s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, the effects of competition on Copaxone® sales,  the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations

Comparison of Three Months Ended September 30, 2003 to
Three Months Ended September 30, 2002

General

Teva continued to demonstrate substantial growth this quarter.  On a consolidated basis, sales in the third quarter of 2003 grew over the third quarter of 2002 by 29% to $813 million and net income increased even more significantly to $157 million (up 63%).  The main factors affecting the quarter were:

  US generic pharmaceutical sales grew significantly (up 22%) mainly as a result of 13 new generic products that were launched after the third quarter of 2002, the most significant being Amox/Clav.
  Sales in the US were also positively affected by the first time inclusion of Purinethol® sales, following receipt by Teva of the product rights in the US and Canada as a settlement agreement with GlaxoSmithKline Beecham.
  European generic pharmaceutical sales benefited from the launch of new products that were not sold in the comparable quarter, as well as the continued strength of the European currencies as against the US dollar (Euro, U.K. Pound Sterling and Hungarian Forint).
  Copaxone® global in-market sales grew 25% over the comparable period in 2002 as a result of both continued success in the North American market, as well as a strong on-going entry into European markets.
  The favorable currency environment this quarter contributed about one-sixth of the increase in sales.
  This quarter's profitability margins continued the 2003 trend of being significantly higher than in 2002; gross profit margin was 46.4%, operating profit margin was 24.3%; and net income margin was 19.3%.

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The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Three Months Ended September 30		Period to Period Percentage
	2003	2002	Change
Net Sales	100.0%	100.0%	28.7%
Gross Profit	46.4%	42.9%	39.4%
Research and Development Expenses:
Total expenses	7.5%	7.4%	32.5%
Less participations & grants	(0.8%)	(0.9%)	15.3%
R&D Expenses - net	6.7%	6.5%	35.0%
Selling, General and Administrative
Expenses	15.4%	16.9%	17.3%
Operating Income	24.3%	19.5%	60.0%
Financial Expenses - net	0.1%	1.3%	(85.9%)
Income Before Income Taxes	24.1%	18.2%	70.8%
Net Income	19.3%	15.3%	62.6%

Sales - General

Consolidated sales for the three months ended September 30, 2003 were $813 million, an increase of 29% over the comparable quarter of 2002.  Currency neutral growth accounted for 85% of the increase in sales.

Sales By Geographical Areas

	U.S. Dollars In Millions Third Quarter,
	2003	2002	% Change	% of Total
North America	507.7	400.2	27%	62%
Europe	207.7	152.6	36%	26%
Rest of the World *	97.2	78.5	24%	12%
Total	812.6	631.3	29%	100%

    *  Mainly sales in Israel.

Sales By Business Segments

	U.S. Dollars In Millions Third Quarter,
	2003	2002	% Change	% of Total
Pharmaceuticals	712.9	555.6	28%	88%
A.P.I. *	94.8	71.3	33%	11%
Other	4.9	4.4	11%	1%
Total	812.6	631.3	29%	100%

* Third party sales only.

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Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the three months ended September 30, 2003 were $713 million, comprising approximately 88% of Teva`s total revenue and representing an increase of 28 % over the third quarter of 2002. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Third Quarter,
	2003	2002	% Change	% of Total
North America	451.7	354.0	28%	63%
Europe	179.9	132.7	36%	25%
Rest of the World *	81.3	68.9	18%	12%
Total	712.9	555.6	28%	100%

*  Mainly sales in Israel.

North America

Pharmaceutical sales in North America for the three months ended September 30, 2003 reached $452 million, an increase of 28% over the comparable quarter of 2002.  This increase was primarily attributable to significantly higher generic pharmaceutical sales, increased sales of Copaxone® and the first time inclusion of the sales of Purinethol®, the U.S. and Canada product rights of which were received as part of the settlement arrangement with GlaxoSmithKline.  The sales of 13 generic products that were not sold in the comparable quarter, (Cefaclor, Nizatidine, Amox/Clav, Pergolide, Mirtazapine, Tamoxifen, Amoxicillin, Hydrocodone/Ibuprofen, Moexipril, Oxaprozin,  Megestrol Acetate, Nefazadone, Potassium CL ER) were the main contributors to the higher sales of generic products.

According to IMS data, during the quarter ended September 30, 2003, Teva`s U.S. subsidiary again ranked first among all generic pharmaceutical companies, in terms of both new, as well as total, retail prescriptions.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the third quarter of 2003 and through October 31, 2003:

Generic Product Name	Approval Date	Innovator Product Brand Name

Fosinopril Sodium Tablets*	July 2003	Monopril®
Ofloxacin	September 2003	Floxin®
Nefazodone	September 2003	Serzone®
Oxycodone Hydrochloride ER *	September 2003	OxyContin®
Gabapentin *	October 2003	Neurontin®

*    Tentative approval.

As of October 31, 2003, 68 product applications were awaiting FDA approval.  These include 12 applications for which tentative FDA approval has already been granted.  Collectively, the products covered by these 68 applications have corresponding annual U.S. branded sales of over $55 billion.  Of these 68 applications, 44 were submitted pursuant to a Paragraph IV procedure.  To the extent that Teva was the first to file such Paragraph IV certifications, it should be eligible for 180-day marketing exclusivity.  Teva believes it is first-to-file on 18 of these applications, with annual U.S. branded sales of over $13 billion.

Because Teva has, by far, the largest pipeline in the industry, Teva is able to use risk adjustment methodologies in preparing its internal work plan to take into account potential successes, failures and delays in the introduction of new products due to litigation.   In October 2003, Teva won a court ruling regarding Fosinopril (Bristol Myers Squibb's Monopril® ) and lost an appeal of a lower court decision regarding sodium alendronate (Merck's Fosamax®). While a positive outcome to alendronate case would have had provided us with a significant upside, the adverse ruling should have no effect on Teva's plans for the fourth quarter of this year or 2004.

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Europe

Teva's pharmaceutical sales in Europe were $180 million in the quarter ended September 30, 2003, an increase of approximately 36% over the third quarter of 2002. The continued penetration of Copaxone® in Europe, sales of new generic products and the Euro revaluation of approximately 15% and other European currency appreciation at various rates against the U.S. Dollar on a quarterly average base comparison, were the main contributors to Europe's sales increase.

Due to a government decision, published in the first quarter of 2003, the reimbursement system in The Netherlands has been changed significantly, with restrictions on the reimbursement price for certain products and a certain clawback for all other products.  The implementation commenced at the beginning of September 2003.  The impact on pricing is not yet fully known.

In France a change in the reimbursement system also commenced.  The change is aimed at encouraging generic usage by reducing reimbursement on certain branded products to the level of their generic equivalents.

Rest of the World

Israeli pharmaceutical sales, which account for the major portion of Teva's Rest of the World sales, accounted for 8% of consolidated pharmaceutical sales this quarter, totaling $65 million, an increase of 20% compared to the third quarter of 2002.  Without the effect of the 6% revaluation (on a quarterly average base comparison) of the New Israeli Shekel (NIS) relative to the U.S. Dollar, sales increased by 14%.  Israeli sales in the third quarter were higher, primarily due to a successful winter season campaign, and increased sales of third parties` products.

Pharmaceutical sales in Teva`s other international markets increased by 9% from the comparable quarter largely due to higher Copaxone® sales.

Copaxone®

During the third quarter of 2003, global in-market sales of Copaxone®, Teva`s leading drug, totaled $180 million, an increase of 25% over the comparable quarter of 2002.  This growth was driven by both increased sales in Europe and in the United States where sales presently account for 68% of global Copaxone® sales compared with 76% in the comparable quarter of 2002.  US in-market sales increased 13% to $123 million and non US in-market sales increased 64% to $57 million. According to IMS monthly data, Copaxone® captured 34% of the growth in U.S. total prescriptions between the third quarter of 2002 and the third quarter of 2003, and 38% of the growth in U.S. total prescriptions between the second quarter and the third quarter of 2003.  The price increase of Copaxone®  in the US, which had its full effect this quarter on the one hand and the reduction in inventories at the wholesalers' level on the other hand were major factors affecting Copaxone® sales this quarter. Inventory adjustments by wholesalers are customary, and are made from time to time by the wholesalers for various reasons.

In September 2003 Copaxone®, limited until now in France to hospital use, became available through pharmacies to all relapsing- remitting multiple sclerosis patients in this market.  France has the second largest number of patients with  multiple sclerosis in Europe, with approximately 50,000 people diagnosed with the disease, approximately half of them suffering from RRMS.

There have been some significant publications regarding Copaxone® this quarter.  Amongst them, a 10 year study, the largest and the longest follow-up study ever in MS, again demonstrates Copaxone®'s strength, in treating Relapsing Remitting Multiple Sclerosis patients, both in terms of reduced relapse rates, and neurological stability (meaning the prevention of progression of the disease) over time.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were approximately $95 million, 33% more than the same period last year, and represented 12% of Teva`s consolidated sales for the quarter. The increase in sales to third parties, while primarily the result of higher sales of certain products in the U.S., is also due to increased demand for API products worldwide.  Total API sales, including sales to Teva`s pharmaceutical businesses, increased 32% over the comparable period, to a total of $159 million.   The substantial growth in internal sales stemmed from the sale of new products like Simvastatin that are vertically integrated with Teva's API.

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Gross Profit

The gross profit margin for the quarter reached 46.4%, compared with 42.9% in the comparable quarter of 2002.  This quarter`s margin reflects the continuous trend of a favorable product mix.  The increased integration between Teva's API and pharmaceutical business is a major contributor to the continually improving profit margins.  With the new level of gross margins reached in recent quarters, it should be anticipated that quarterly margins will move modestly in either direction, depending to a large extent upon new product introductions and loss of exclusivity or other changes in the market.

Research and Development (R&D) Expenses

Gross R&D expenses during the quarter ended September 30, 2003 amounted to $62 million, an increase of approximately 32% as compared to the same period last year. The increase in R&D expenses is attributable to increased generic and innovative R&D spending.

Net R&D expenses, which amounted to $55 million in the third quarter of 2003, were 35% higher than during the comparable quarter of 2002.  In the third quarter of 2003, participations and grants in R&D expenses were 15%  higher than in the comparable quarter. Participations and grants in this quarter reflect mainly those of Lundbeck, Eisai  and the Israel Chief Scientist.

In September, following the successful completion of the two phase III clinical trials of rasagiline in March, Teva submitted to the US Food and Drug Administration (FDA) a New Drug Application (NDA) for rasagiline for the treatment of Parkinson`s disease.  In October 2003, Teva and Lundbeck submitted the rasagiline regulatory file to the European Agency for Evaluation of Medicinal Products (EMEA).

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 17% over those of the comparable quarter.  As a percentage of sales SG&A this quarter decreased to 15%.  SG&A fluctuates from quarter to quarter as a percentage of sales, and in this quarter represented a relatively low percentage.

Financial Expenses

Net financial expenses in the quarter decreased 86%, compared with the same period last year, to $1 million. However, in the nine months ended September 30, 2003, these expenses amounted to $14 million, reflecting a quarterly average level of approximately $5 million. Net financial expenses were exceptionally low this quarter, following exceptionally high expenses recorded in the previous quarter. This fluctuation reflects among other things the timing differences in recording income and expenses on currency hedging and interest swaps as per FAS 133.  This currency  hedging effect is more explicit in the financial expense line item, whereas the impact on the hedged base assets/liabilities is not noticeable in the sales or gross profit line items.

Tax Rate

The rate of tax for the third quarter of 2003 was 20% as compared to 16% in the third quarter of 2002. The increased tax rate in 2003 as compared to 2002 mainly represents the expiration of certain tax benefits relating to Copaxone® and one of Teva's Approved Enterprises in Israel.  Teva expects to gradually begin to realize new tax benefits on incremental Copaxone® sales beginning in 2004, as a result of building a second production facility for Copaxone® in the south of Israel in a tax-advantaged zone.  The rate of tax this quarter reflects management's best estimate of the annual tax rate for the full year 2003.

Net Income

Net income for the quarter ended September 30, 2003 totaled $157 million, an increase over the comparable quarter of 2002 of 63%. Earning per share, fully diluted, reached $0.53, an increase of 47%.  Net income as a percentage of sales was 19% in the third quarter of 2003, as compared to 15% in the comparable quarter of 2002.  The higher net income margin represents the abovementioned trends.

Since the contingent conversion price of $51.50 applicable to Teva's $360 million of convertible debentures due 2021 and the  $450 million of convertible debentures due 2022 was exceeded during the first twenty trading days of July 2003, as of the third quarter Teva includes, for the first time, these convertible debentures in its fully diluted EPS calculation.  For purposes of calculating third quarter EPS, Teva's weighted average number of outstanding shares increased by 19 million shares with a corresponding add back of the related financial expenses to net income (about $2 million per quarter).

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The debentures will remain convertible in future periods subject to Teva's share price exceeding $51.50 for twenty trading days within the first thirty trading days of each quarter. Therefore, for fully-diluted EPS calculations in the fourth quarter, 306 million shares should be considered an estimation of the total number of shares outstanding on a fully-diluted basis.

In October 2003, as a result of a call for their redemption, $550 million of our 1.5% Convertible Debentures due 2005 were converted into approximately 13 million ADRs.  Since these debentures did not have a contingent conversion feature, this had no dilutive impact as the shares issued were already factored into our fully diluted EPS calculations.

Business Development

In July, Teva entered into an exclusivity transfer agreement with Andrx Corporation ("Andrx") and IMPAX Laboratories, Inc. ("IMPAX"), pertaining to pending Abbreviated New Drug Applications (ANDAs) for bioequivalent versions of Wellbutrin® SR and Zyban®  (Bupropion Hydrochloride) 100mg and 150mg Extended Release Tablets filed by Andrx, as well as by IMPAX. Pursuant to Teva`s existing strategic alliance agreement with IMPAX, Teva has U.S. marketing rights to IMPAX`s versions of these products.  Wellbutrin® SR and Zyban® (GlaxoSmithKline products) had U.S. sales of over $1.6 billion for the twelve-month period ended March 31, 2003 according to IMS.  Teva believes that the Andrx ANDAs for one or more of the products are entitled to a 180-day period of marketing exclusivity.  The agreement provides, among other things, that if Andrx is unable to launch its own products within a defined period of time, and IMPAX would be able to launch its own products but for Andrx exclusivity, then  Andrx will enable IMPAX to launch its own products. IMPAX would then launch its products through Teva, with the parties sharing certain payments with Andrx relating to the sale of the products for a 180-day period. Should Andrx launch its own products prior to IMPAX launching its products, Andrx will share with Teva and IMPAX certain payments for a 180-day period.

In August Teva acquired for cash an API manufacturing facility outside of New Delhi, India, Regent Drugs Limited, for approximately $8 million the primary strategic purpose of which was to manufacture specific intermediate chemical substances for use by the Teva Group in its API materials.

In September 2003 Teva and Acorda Therapeutics entered into a strategic collaboration to co-develop and co-promote Valrocemide in the U.S., a product originally developed by Teva.  The parties plan to initially develop the product for the treatment of epilepsy.  In addition, Acorda has granted Teva a right of first negotiation for the co-development and co-promotion of its lead product candidate, Fampridine-SR, in North America.

On October 31, 2003, Teva and SICOR Inc. ("SICOR") signed a definitive agreement providing for the acquisition of SICOR by Teva.  Under the terms of the agreement, each share of SICOR common stock will be exchanged for $16.50 in cash and 0.1906 Teva ADRs.  Based upon the NASDAQ closing price of Teva's ADRs on October 30, 2003, the indicated combined per share consideration for each outstanding share of SICOR Common Stock amounts to $27.50, or a total indicative purchase price of approximately $3.4 billion.  As a result of the transaction, SICOR`s shareholders will come to own approximately 7.0% of Teva on a fully- diluted basis.  The cash portion of the consideration will be funded using a combination of Teva`s cash on hand and third-party financing.  Prior to entering into the Agreement, Teva received a commitment letter in the amount of $1.1 billion dollars from certain banks.

This acquisition once completed, will combine Teva`s successful oral dose generic drugs franchise with SICOR`s leading generic injectable business, in addition to expanding the combined company`s API product offerings and will further enhance Teva`s efforts to participate in the multi-sourced biologics market with  SICOR`s capabilities.

The transaction, which involves a merger of a Teva acquisition subsidiary into SICOR, is subject to approval by the holders of a majority of SICOR`s Common Stock and clearance under the Hart-Scott-Rodino Antitrust Improvements Act and comparable antitrust notification statutes in Mexico and Lithuania, and is expected to be completed during the first quarter of 2004.

Rakepoll Finance N.V. and Mr. Carlo Salvi, who together hold approximately 19% of the outstanding stock of SICOR, have entered into an agreement with Teva under which they have agreed to vote all of their shares in favor of the proposed transaction.

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Comparison of Nine Months Ended September 30, 2003 with
Nine Months Ended September 30, 2002

General

In general, the factors described above, relating to the comparison of results of the third quarter of 2003 and 2002 also impacted the comparison of the first nine months of 2003 with the first nine months of 2002.

Nevertheless in the second quarter of 2003 Teva recorded a one time income, before tax, of $100 million resulting from the receipt of North American rights to Purinethol® from GlaxoSmithKline  as a litigation settlement between Teva and GSK related to Nabumetone.  In addition, Teva recorded restructuring expenses of $7 million related to impairment of property, plant and equipment in connection with the shut-down and transfer of an API facility.  The net gain after tax of these two non-recurring items is $73 million or $0.25 per share. Unless otherwise indicated all figures mentioned in this report are before the effect of these one-time items.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Nine Months Ended September 30		Period to Period Percentage
	2003	2002	Change
Net Sales	100%	100%	33.5%
Gross Profit	46.5%	43.3%	43.6%
Research and Development Expenses:
Total expenses	7.1%	7.5%	26.6%
Less participations & grants	(0.7%)	(1.1%)	(12.2%)
R&D Expenses - net	6.4%	6.4%	33.0%
Selling, General and Administrative
Expenses	16.2%	17.1%	27.0%
Operating Income	23.9%	19.8%	61.3%
Financial Expenses - net	0.6%	1.0%	(22.0%)
Income Before Income Taxes	23.3%	18.8%	65.9%
Net Income	18.5%	15.7%	57.7%

Sales - General

Consolidated sales for the nine months ended September 30, 2003 were $2,334 million, an increase of 34% over the comparable period of 2002, predominantly driven by organic growth.

Sales By Geographical Areas

	U.S. Dollars In Millions Nine Months Ended September 30,
	2003	2002	% Change	% of Total
North America	1,447.6	1,094.2	32%	62%
Europe	622.6	421.2	48%	27%
Rest of the World	264.2	233.0	13%	11%
Total	2,334.4	1,748.4	34%	100%

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Sales By Business Segments

	U.S. Dollars In Millions Nine Months Ended September 30,
	2003	2002	% Change	% of Total
Pharmaceuticals	2,044.3	1,549.8	32%	87%
A.P.I. *	276.0	184.9	49%	12%
Other	14.1	13.7	3%	1%
Total	2,334.4	1,748.4	34%	100%

*Third party sales only.

Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the nine months ended September 30, 2003 were $2,044 million, comprising approximately 88% of Teva`s total revenue and representing an increase of 32% over the same period of last year. The following table shows the geographic breakdown of these sales.

Pharmaceutical Sales

	U.S. Dollars In Millions Nine Months Ended September 30,
	2003	2002	% Change	% of Total
North America	1,283.1	984.8	30%	63%
Europe	535.8	356.4	50%	26%
Rest of the World	225.4	208.6	8%	11%
Total	2,044.3	1,549.8	32%	100%

North America

Pharmaceutical sales in North America for the nine months ended September 30, 2003 reached $1,283 million, an increase of 30% over the comparable period of 2002. This increase was primarily attributable to continued strong sales of new generic products as well as increased sales of Copaxone®.

Europe

Teva's pharmaceutical sales in Europe were $536 million in the nine months ended September 30, 2003, an increase of approximately 50% over the first nine months of 2002. In local currency terms, sales increased between the relevant periods by 28%, predominantly due to the consolidation of Teva Classics as of the third quarter of 2002, the continued penetration of Copaxone® in Europe and sales of new generic products.

Rest of the World

Israeli pharmaceutical sales, which accounted for 9% of consolidated pharmaceutical sales in the period ended September 30, 2003, totaled $179 million, an increase of 8% compared to the comparable period of 2002. However, without the effect of the 5% appreciation of the New Israeli Shekel (NIS) relative to the U.S. Dollar, sales increased by only 3%.

Pharmaceutical sales in Teva`s other international markets increased by 9% from the comparable period.

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Copaxone®

During the first nine month period of 2003, global in-market sales of Copaxone® totaled $513 million, an increase of 34% over the comparable period of 2002.  US in-market sales increased 20% to $353 million and non US in-market sales increased 82% to $160 million.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 50% over the comparable period, to a total of $497 million.  API sales to third parties were approximately $276 million, 49% more than the same period last year, and represented 12% of Teva`s consolidated sales for the period.

Gross Profit

The gross profit margin for the first nine months reached 46.5%, compared with 43.3% in the comparable period of 2002, reflecting the new level of gross profitability achieved since the beginning of 2003 as a result of a very favorable product mix.

Research and Development (R&D) Expenses

Gross R&D expenses during the nine month period ended September 30, 2003 amounted to $166 million, an increase of approximately 27% as compared to the same period last year. Gross R&D as a percentage of sales reached 7% during the nine months ended September 30, 2002, slightly lower than the 8% in the comparable period of 2002.

Net R&D expenses, which amounted to $150 million in the first nine months of 2003, were 33% higher than during the comparable period of 2002.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 27% over those of the comparable period.  SG&A as a percentage of sales were 16% compared to 17% in the comparable period of 2002.

Financial Expenses

Net financial expenses in the nine month period ended September 30, 2003 decreased by 22% to $14 million, compared with the same period last year.

Tax Rate

The rate of tax for the nine month period ended September 30, 2003 was 21% as compared to 16 % in the comparable period of 2002, and 17% for all of 2002.

Net Income

Net income for the nine months ended September 30, 2003 before one-time items totaled $432 million, or $1.52 per share fully diluted, an increase over the comparable period of 2002 of 58% and 49%, respectively.  Net income as a percentage of sales was 18% in the nine months ended September 30, 2003, as compared to 16% in the comparable period of 2002.

Net income and fully diluted EPS, after the one-time items mentioned above, amounted to $505 million and  $1.77 respectively.

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Critical Accounting Policies

The preparation of Teva`s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes.  Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories, and valuation of intangible assets, marketable securities and long-lived assets.  Teva`s actual results could differ from these estimates under different assumptions or conditions.  Please refer to Note 1 of Teva`s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of Teva`s significant accounting policies as well as to the critical accounting policies included in the above Report.

Impact of Currency Fluctuations and Inflation

Because Teva`s results are reported in U.S. Dollars, changes in the rate of exchange between the U.S. Dollar and local currencies - mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint - affect Teva`s results.  During the third quarter of 2003, the Euro was 15% higher against the U.S.$ relative to the comparable quarter last year (average compared with average). The Hungarian Forint revalued by approximately 8%, and the Pound Sterling by approximately 4%.  While the U.S.$ value of sales in Europe benefited by the revalued Euro, the impact on net income was mitigated by the fact that costs in Europe  increased correspondingly in dollar terms as well as the costs of  European raw materials purchased by Teva's non-European businesses.

In Israel, the dollar value of local sales increased by the revaluation of the NIS, by 6% between the comparable quarters.  However, as Teva`s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income.  As a result, the net impact of the NIS revaluation on Teva`s bottom line was negative.

Exchange rate movements accounted for approximately $27 million of the increase in third quarter sales as compared to the comparative quarter of 2002.

Liquidity and Capital Resources

At September 30, 2003, Teva`s working capital was $1.1 billion, as compared to $1.4 billion as at December 31, 2002.  Cash and cash equivalents at September 30, 2003 amounted to $0.8 billion, the same as at December 31, 2002.  Together with other liquid capital resources, including short term and long term fixed income securities, Teva's overall liquid assets amounted to $1.5 billion at September 30, 2003 as compared to $1.2 billion as of December 31, 2002.

Cash provided by operating activities during the third quarter of 2003 amounted to $138 million compared with $92 million in the third quarter of 2002 and $354 million for the entire 2002.  Inventories increased by $50 million during the third quarter of 2003, accounts receivables (trade) by $43 million, while accounts payable (trade) decreased by $4 million.  However inventory days and days of sales outstanding slightly decreased. The continued increase, from December 2002, in finished goods, reflects both increased volume of sales and expansion of our product offering but also our strategy of ensuring high levels of customer service under changing situations and conditions.

Investment in property, plant and equipment in the third quarter of 2003 amounted to $58 million, compared to $41 million in the comparable quarter last year.  This higher level of investment primarily reflects investment in production facilities and an  information  system for our North American operations.  Depreciation and amortization amounted to $34 million in the third quarter of 2003, as compared to $22 million in the comparable quarter of 2002.

Both Teva`s Senior Convertible Debentures, due 2005 and 2021, are classified under current liabilities, as the holders had a "put option" effective October 2003, and have a "put option" effective August 2004, respectively.   Following Teva Pharmaceutical Finance LLC`s, the issuer of the 2005 debentures, call, in September 2003, for redemption of its Convertible Debentures due 2005, in October 2003 virtually all of the outstanding debentures were converted into approximately 13 million Teva ADRs resulting in an increase in Teva`s shareholders` equity and a corresponding reduction of Teva`s debt by the amount of notes converted, as of the fourth quarter 2003.

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Shareholders' equity reached $2.4 billion at September 30, 2003, reflecting an increase of $558 million over the level at December 31, 2002, comprising mainly the net income generated in the first nine months of 2003, including one time items and positive translation differences, especially as a result of the strengthening of currencies against the US Dollar, less the dividend distributed through September 30, 2003. Subsequent to the conversion it is estimated that Teva's shareholders' equity will reach $3 billion with an equity to debt ratio of 2:1.

Teva`s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.  Teva`s cash is invested in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates. As mentioned above, Subsequent to September 30, 2003, Teva and SICOR jointly announced that they have signed a definitive agreement providing for the acquisition of SICOR by Teva. The cash portion of the consideration will be funded using a combination of Teva`s cash on hand and third-party financing.  Teva continues to constantly review additional opportunities to acquire companies in the generic pharmaceuticals industry and to acquire complementary technologies or product rights.  To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

Quantitative and Qualitative Disclosures About Market Risk

Reference is made to the "Quantitative and Qualitative Disclosures About Market Risk" section (Item 11) in Teva`s Annual Report on Form 20-F for the year ended December 31, 2002.

Legal Proceedings

Reference is made to the "Legal Proceedings" section in Teva`s Annual Report on Form 20-F for the year ended December 31, 2002, as updated under the "Legal Proceedings" section on Teva`s Reports on Form 6-K relating to the quarters ended March 31, 2003, and June 30, 2003.   Except as described below, there were no material developments to such legal proceedings during the quarter ended September 30, 2003.

On September 25, 2003, the Attorney General of the Commonwealth of Massachusetts filed a lawsuit in the U.S. District Court in Boston against thirteen leading manufacturers of generic drugs, including Teva USA.  The lawsuit alleges that the defendants failed to comply with Medicaid rules and regulations pertaining to the reporting of prices for pharmaceutical products, resulting in inflated reimbursements to the businesses that provide such products to eligible consumers.  Teva USA`s last date to respond to the complaint is January 15, 2004.

Teva understands its obligations under the federal and state Medicaid and Medicare rules and regulations, including adherence to rebate agreements, and has an ongoing program designed to insure compliance with all such applicable rules and regulations.  Although this proceeding is in the early stages, based on Teva`s preliminary investigation of this matter, Teva believes that it has meritorious defenses to the charges against it and will defend the action vigorously.  No provision for this matter has been included in the accounts.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: November   10, 2003

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